

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

W. Edward Nichols
Chief Executive Officer
Bio Lab Naturals, Inc.
7400 E. Crestline Circle, Suite #130
Greenwood Village, CO 80111

> **Re: Bio Lab Naturals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 23, 2020**
> **File No. 333-239640**

Dear Mr. Nichols:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1, filed September 23, 2020

Prospectus Cover Page, page iii

1.   Your cover page continues to state that the selling shareholders plan to sell common shares at market prices for so long as your company is quoted on OTC Pink. Please amend your disclosure to clarify the fixed price at which you will sell your shares, unless and until you are quoted on the OTCQB. Please also clarify what is meant by your statement that selling security holders may sell their securities "on the OTC Pink" at a fixed price, and whether this means selling security holders are restricted to selling only on OTC Pink.

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm , page 50

2.   Please provide a consent from your independent accountants for the reports dated September 21, 2020 for Prime Time Live, Inc. and Prime Time Mobile Event Screens, LLC.

General

3.   We note your removal of disclosure describing Michael A. Littman as a "promoter," due to his beneficial ownership of Class A Supermajority Voting Convertible Preferred Shares. It appears from your disclosure on page 19 that Mr. Littman still owns these shares, and you also disclose that "Michael A. Littman, as legal counsel to the company, had substantial participation in the preparation of the S-1, and owns both Series A Preferred shares and common shares, and is registering 400,000 common shares for resale for his Defined Benefit Plan, and has owned common shares in the Company since 2010." Please provide us with your legal analysis as to why Mr. Littman is not a promoter, or amend your filing to provide the disclosure describing Mr. Littman as a promoter, as you disclosed in your prior amendment.

You may contact Scott Stringer at (202) 551-3272 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael A. Littman